

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 3, 2018

Edgar Ward
Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road, Suite L-6
Coconut Creek, FL 33073

>   **Re: NutraFuels, Inc.**
>   **Registration Statement on Form 10-12G**
>   **Response dated December 15, 2017**
>   **File No. 0-55144**

Dear Mr. Ward:

We have reviewed your December 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 5

Government Regulation, page 13

1.   We note your response to prior comment three of our letter dated December 13, 2017. Please address the inconsistency between the statements that the FDA "has also determined that products containing THC and CBD are drugs which require its approval" and "[t]he FDA has not created an exemption that would make its regulations not applicable to Hemp Finished Products" on the one hand, and your statement that "[w]e have not obtained and do not plan to obtain FDA approval of our Hemp Finished Products." It is not clear why the statement "this product is not intended to diagnose, treat, cure, or prevent any disease or health condition" would exempt you from the need to obtain FDA approval.

Closing Comments

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

       Sincerely,

       /s/H. Roger Schwall

       H. Roger Schwall
       Assistant Director
       Office of Natural Resources

cc: Brenda Hamilton, Esq.
       Hamilton & Associates Law Group